UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

4Licensing Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35104T107
(CUSIP Number)

Wade Massad
c/o Cleveland Capital Management, L.L.C.
1250 Linda St., Suite 304
Rocky River, OH 44116
(440) 333-4925
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 35104T107	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wade Massad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
375,844

	8	SHARED VOTING POWER
780,287

	9	SOLE DISPOSITIVE POWER
375,844

	10	SHARED DISPOSITIVE POWER
780,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,156,131

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 35104T107	Schedule 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cleveland Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
780,287

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
780,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
780,287

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 35104T107	Schedule 13D	Page 4 of 6

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of 4Licensing Corporation, a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 767 Third Avenue, New York, New York 10017.

Item 2. Identity and Background.

a)
This statement on Schedule 13D is being jointly filed with the Securities and Exchange Commission (the “SEC”) by Wade Massad and Cleveland Capital Management, L.L.C., a Delaware limited liability company (“Cleveland Capital” and, together with Mr. Massad, the “Reporting Persons”).

b)	The address of the principal office of the Reporting Persons is:

Wade Massad
c/o Cleveland Capital Management, L.L.C.
1250 Linda St., Suite 304
Rocky River, OH 44116

c)	The principal occupation of Mr. Massad is serving as the Co-Managing Member of Cleveland Capital. Cleveland Capital is an investment advisory firm.

d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such conviction was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mr. Massad is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Massad used personal funds to acquire 37,200 shares of Common Stock.  Mr. Massad has also received options to purchase 300,000 shares of Common Stock in connection with his service as a director of the Company.

Cleveland Capital used its funds to acquire 497,100 shares of Common Stock. On February 3, 2015 and March 4, 2015, the Company issued to Cleveland Capital, L.P. (“CCLP”) a warrant to purchase up to 77,708 shares of Common Stock and a warrant to purchase up to 52,418 shares of Common Stock, respectively (together, the “Warrants”).  Cleveland Capital is the general partner of CCLP and beneficially owns the Warrants and additional Warrants to purchase up to 153,061 shares of Common Stock (the “Existing Warrants”) owned by CCLP.  CCLP did not pay any separate consideration for the Warrants.  CCLP acquired the Warrants pursuant to its anti-dilution rights under the Securities Purchase Agreement relating to the Existing Warrants.  For more information, see Item 5 below.

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Company.  None of the Reporting Persons have any present plans or proposals with relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

CUSIP No. 35104T107	Schedule 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

a)
As of the date hereof, Mr. Massad beneficially owns 1,156,131 shares of Common Stock, which represents approximately 7.4% of the issued and outstanding shares of Common Stock.  The shares of Common Stock beneficially owned by Mr. Massad include 780,247 shares of Common Stock beneficially owned by Cleveland Capital, which represents 5.1% of the issued and outstanding shares of Common Stock, and 338,644 shares of Common Stock underlying options held by Mr. Massad that are currently exercisable.  The shares of Common Stock beneficially owned by Cleveland Capital include its shares of Common Stock, the Warrants and the Existing Warrants.

b)
As of the date hereof, Mr. Massad has sole voting and dispositive power over 375,844 shares of Common Stock and shared voting and dispositive power over 900,287 shares of Common Stock with Cleveland Capital.

As of the date hereof, Cleveland Capital has shared voting and dispositive power of 780,247 shares of Common Stock with Mr. Massad.  Cleveland Capital does not have sole voting or dispositive power over any shares of Common Stock.

c)
Except the transactions described below, no transactions in shares of Common Stock were affected by the Reporting Persons during the past sixty days.

On November 20, 2014, Cleveland Capital ceased to manage discretionary accounts on behalf of one of its clients that included an aggregate of 120,000 shares of Common Stock over which Mr. Massad and Cleveland Capital had shared voting and dispositive power.

On February 10, 2015, the Company granted Mr. Massad options to purchase up to 100,000 shares of Common Stock, at an exercise price of $0.79 per share, that vest three equal annual installments beginning on February 10, 2015, in connection with Mr. Massad’s service as a director of the Company. The option is currently exercisable for 33,333 shares of Common Stock.

On March 25, 2014, the Company, CCLP and the other parties thereto entered into a securities purchase agreement (the "SPA") pursuant to which the Company issued CCLP the Existing Warrants and granted CCLP anti-dilution rights relating to additional warrants to purchase shares of Common Stock in the event the Company issued shares of Common Stock at a price per share less than the exercise price of the Existing Warrants.  On both January 30, 2015 and March 4, 2015, the Company issued shares of Common Stock to certain investors at prices per share less than the exercise price of the Existing Warrants. Therefore, pursuant to the SPA, on February 3, 2015, the Company issued CCLP 77,708 of the Warrants with an exercise price of $0.65 per share, and, on March 4, 2015, the Company issued CCLP 52,418 of the Warrants with an exercise price of $0.73 per share.

On April 2, 2015, April 6, 2015 and April 9, 2015, Mr. Massad exercised an aggregate of 14,689 options to purchase shares of Common Stock, which Mr. Massad immediately resold on the OTC Pink Sheets.

d)
Besides John Shiry, the other Co-Managing Member of Cleveland Capital, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any Reporting Person.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated April 16, 2015, by and between Wade Massad and Cleveland Capital Management, L.L.C.

[Signatures begin on the next page.]

CUSIP No. 35104T107	Schedule 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:        April 16, 2015

/s/ Wade Massad
Wade Massad

Cleveland Capital Management, L.L.C.

By:	/s/ Wade Massad
Wade Massad, Co-Managing Member